Exhibit 1.A.(5)


                    UNITED INVESTORS LIFE INSURANCE COMPANY
                           A Missouri Stock Company

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
    Premium payments are flexible, subject to the limits described herein.
     Death benefit payable at Insured's death prior to the maturity date.
         Policy value less indebtedness payable on the maturity date.
          This policy is nonparticipating. Dividends are not payable.

WE WILL PAY

1.   the proceeds to you if the insured is living on the maturity date; or

2. the proceeds of this policy to the Beneficiary when we receive proof satisfactory to us that the insured died while this policy was in force; and

WE WILL PROVIDE the other rights and benefits of this policy.

Payment of any benefits and all other rights are subject to the terms of this policy. This policy is issued in consideration of the application and payment of the initial premium.

"FREE LOOK" PERIOD - YOU MAY CANCEL THIS POLICY BY RETURNING IT BY THE 10TH DAY AFTER YOU RECEIVE IT. YOU MAY RETURN IT TO US OR TO THE AGENT WHO SOLD IT TO YOU. WHEN WE RECEIVE THE POLICY, WE WILL CANCEL IT AND REFUND THE PREMIUM THAT WAS PAID.

MINIMUM DEATH BENEFIT - THE INITIAL MINIMUM DEATH BENEFIT OF THIS POLICY IS SHOWN BELOW. THEREAFTER, IT MAY INCREASE OR DECREASE AS DESCRIBED IN THIS POLICY DEPENDING ON ADDITIONAL PREMIUM PAYMENTS AND ON THE INVESTMENT EXPERIENCE OF THE INVESTMENT DIVISIONS, BUT SHALL NEVER BE LESS THAN THE MINIMUM DEATH BENEFIT DESCRIBED HEREIN WHILE THIS POLICY IS IN FORCE. ADDITIONAL PAYMENTS MAY BE REQUIRED TO KEEP THE POLICY IN FORCE.

POLICY VALUE - THE POLICY VALUE OF THIS POLICY MAY INCREASE OR DECREASE DAILY DEPENDING ON THE INVESTMENT EXPERIENCE OF THE INVESTMENT DIVISIONS.

Signed for UNITED INVESTORS LIFE INSURANCE COMPANY at Birmingham, Alabama.

John H. Livingston                  James L. Sedgwick
Secretary                           President


INSURED:             JOHN DOE       ISSUE AGE:        35 MALE

POLICY DATE:       JAN 01, 1996   POLICY NUMBER:      U0000001

MATURITY DATE:     JAN 01, 2056   INITIAL PREMIUM:    $ 10,000

MINIMUM
DEATH BENEFIT:           $51,464

                          GUIDE TO POLICY PROVISIONS

Additional Premiums.............................................  5
Age and Sex.....................................................  2
Amount of Insurance.............................................  2
Assignment......................................................  7
Beneficiary.....................................................  7
Change of Beneficiary...........................................  7
Death Benefit...................................................  4
Definitions.....................................................  1
Delay in Payments............................................... 13
Errors in Age or Sex............................................  6
Exchange of Policy.............................................. 14
Incontestability................................................  6
Initial Premium.................................................  2
Investment Divisions............................................ 12
Loans...........................................................  9
Payment of Proceeds.............................................  8
Policy Date.....................................................  2
Policy Values................................................... 11
Premium Provisions..............................................  5
Suicide.........................................................  6
Surrender of Policy............................................. 10
Variable Account Value..........................................  1

                                1. DEFINITIONS

YOU, YOUR - The owner of this policy. The owner may be someone other than the insured. The owner is shown in the application unless the owner has been changed as provided in this policy.
INSURED - The person whose life is insured by this policy.
WE, OUR, US - United Investors Life Insurance Company.
ACCUMULATION UNIT - An accounting unit used to calculate the policy value. ATTAINED AGE - The age of the insured on his or her birthday nearest a policy anniversary date (or the policy date).
GRACE PERIOD PREMIUM -That portion of the payment described in the Grace Period Provision which represents accrued and unpaid annual deductions.
IN FORCE - The insured's life remains insured under the terms of this policy. LOAN BALANCE - All existing loans on this policy plus policy loan interest which has been either accrued or been added to the policy loan.
INVESTMENT DIVISIONS - The investment divisions named under Policy Data. Each is part of a variable account of ours.
ISSUE AGE - The age of the insured on his or her birthday nearest the policy date. The issue age is shown under Policy Data.
MATURITY DATE - The date on which proceeds, as defined herein, are payable if the insured is living. The maturity date is shown under Policy Data.
MINIMUM DEATH BENEFIT - The least amount of death benefit payable while the policy remains in force. Your minimum death benefit is shown under Policy Data. POLICY ANNIVERSARY - The same day and month as the policy date each year that the policy remains in force.
POLICY DATE - The date from which policy anniversaries and policy years are determined. Your policy date is shown under Policy Data.
POLICY VALUE -The variable account value plus any loan balance.
TERMINATE - This policy is no longer in force. All insurance coverage under this policy has stopped.
VALUATION DATE - Each day that the New York Stock Exchange is open for trading. VALUATION PERIOD - The interval of time between a valuation date and the next valuation date. It is measured from the closing of the New York Stock Exchange. VARIABLE ACCOUNT VALUE - The sum of the values of the investment divisions under this policy.
WRITTEN REQUEST - A request in writing signed by you.

                                2.  POLICY DATA
--------------------------------------------------------------------------------

INSURED:             JOHN DOE           ISSUE AGE:         35 MALE

CURRENT DATE:      JAN 01, 1996        RISK CLASS:         STANDARD

POLICY DATE:       JAN 01, 1996        POLICY NUMBER:      U0000001

MATURITY DATE:     JAN 01, 2056        INITIAL PREMIUM:    $10,000

POLICY:            FLEXIBLE PREMIUM    MINIMUM
                   VARIABLE LIFE       DEATH BENEFIT:      $51,464


POLICY LOAN WAITING PERIOD:            ONE YEAR

ADDITIONAL INTEREST RATE CREDITED
TO CERTAIN LOANED AMOUNTS:             2.00 %

MINIMUM INITIAL PREMIUM:               $5,000

MINIMUM ADDITIONAL PREMIUM:            $  500 IF MINIMUM DEATH BENEFIT
                                            DOES NOT INCREASE
                                       $5,000 IF MINIMUM DEATH BENEFIT
                                            DOES INCREASE

MAXIMUM NUMBER OF PREMIUMS
PER POLICY YEAR:                       ONE

                             INVESTMENT DIVISIONS
---------------------------------------------------------------------------
INVESTMENT DIVISION                         INVESTMENT PORTFOLIO
-------------------                         --------------------
ASSET STRATEGY DIVISION                     ASSET STRATEGY PORTFOLIO
BALANCED DIVISION                           BALANCED PORTFOLIO
BOND DIVISION                               BOND PORTFOLIO
GROWTH DIVISION                             GROWTH PORTFOLIO
HIGH INCOME BOND DIVISION                   HIGH INCOME BOND PORTFOLIO
INCOME DIVISION                             INCOME PORTFOLIO
INTERNATIONAL DIVISION                      INTERNATIONAL PORTFOLIO
MONEY MARKET DIVISION                       MONEY MARKET PORTFOLIO
LIMITED TERM-BOND DIVISION                  LIMITED TERM-BOND PORTFOLIO
SMALL CAP DIVISON                           SMALL CAP PORTFOLIO

EACH INVESTMENT DIVISION IS PART OF A VARIABLE ACCOUNT OF UNITED
INVESTORS LIFE INSURANCE COMPANY.

--------------------------------------------------------------------------------
                          2.  POLICY DATA (CONTINUED)
--------------------------------------------------------------------------------

ANNUAL DEDUCTION ON EACH OF THE
FIRST TEN POLICY ANNIVERSARIES:
FOR SALES EXPENSES:                         .85% OF THE INITIAL PREMIUM
FOR UNDERWRITING AND ISSUE EXPENSES:        .10% OF THE INITIAL PREMIUM
FOR STATE AND LOCAL PREMIUM TAXES:          .25% OF THE INITIAL PREMIUM

MORTALITY AND EXPENSE
RISK CHARGE DEDUCTION:                      .001639% PER DAY, EQUIVALENT TO
 .60% PER YEAR

ADMINISTRATIVE EXPENSE DEDUCTION:           $50 PER YEAR

DEDUCTION FROM EACH PREMIUM PAYMENT
FOR SALES EXPENSE AND PREMIUM TAXES:
INITIAL PREMIUM:                            NONE
GRACE PERIOD PREMIUMS:                      NONE
ADDITIONAL PREMIUMS:                        8.50%

                        TABLE OF SURRENDER CHARGE RATES
------------------------------------------------------------------------
                        POLICY         SURRENDER
                         YEAR          CHARGES
                          1            8% OF THE INITIAL PREMIUM

                          2            7% OF THE INITIAL PREMIUM

                          3            6% OF THE INITIAL PREMIUM

                          4            5% OF THE INITIAL PREMIUM

                          5            4% OF THE INITIAL PREMIUM

                          6            3% OF THE INITIAL PREMIUM

                          7            2% OF THE INITIAL PREMIUM

                          8            1% OF THE INITIAL PREMIUM

                    TABLE OF MAXIMUM COST OF INSURANCE RATES
                        100% of 1980 CSO Mortality Table

                     Rates Per $1,000 of net amount at risk
                Based on the attained age and sex of the Insured

AGE MALE FEMALE    AGE MALE FEMALE     AGE MALE FEMALE
  0 4.18 2.89      35 2.11 1.65        70 39.51 22.11
  1 1.07  .87      36 2.24 1.76        71 43.30 24.23
  2 .99   .81      37 2.40 1.89        72 47.65 26.87
  3 .98   .79      38 2.58 2.04        73 52.64 30.11
  4 .95   .77      39 2.79 2.22        74 58.19 33.93
  5 .90   .76      40 3.02 2.42        75 64.19 38.24
  6 .86   .73      41 3.29 2.64        76 70.53 42.97
  7 .80   .72      42 3.56 2.87        77 77.12 48.04
  8 -76   .70      43 3.87 3.09        78 83.90 53.45
  9 .74   .69      44 4.19 3.32        79 91.05 59.35
 10 .73   .68      45 4.55 3.56        80 98.84 65.99
 11 .77   .69      46 4.92 3.80        81 107.48 73.60
 12 .85   .72      47 5.32 4.05        82 117.25 82.40
 13 .99   .75      48 5.74 4.33        83 128.26 92.53
 14 1.15  .80      49 6.21 4.63        84 140.25 103.81
 15 1.33  .85      50 6.71 4.96        85 152.95 116.10
 16 1.51  .90      51 7.30 5.31        86 166.09 129.29
 17 1.67  .95      52 7.96 5.70        87 179.55 143.32
 18 1.78  .98      53 8.71 6.15        88 193.27 158.18
 19 1.86 1.02      54 9.56 6.61        89 207.29 173.94
 20 1.90 1.05      55 10.47 7.09       90 221.77 190.75
 21 1.91 1.07      56 11.46 7.57       91 236.98 208.87
 22 1.89 1.09      57 12.49 8.03       92 253.45 228.81
 23 1.86 1.11      58 13.59 8.47       93 272.11 251.51
 24 1.82 1.14      59 14.77 8.94       94 295.90 279.31
 25 1.77 1.16      60 16.08 9.47
 26 1.73 1.19      61 17.54 10.13
 27 1.71 1.22      62 19.19 10.96
 28 1.70 1.26      63 21.06 12.02
 29 1.71 1.30      64 23.14 13.25
 30 1.73 1.35      65 25.42 14.59
 31 1.78 1.40      66 27.85 16.00
 32 1.83 1.45      67 30.44 17.43
 33 1.91 1.50      68 33.19 18.84
 34 2.00 1.58      69 36.17 20.36

                                    Page 5

                            3.  AMOUNT OF PROCEEDS

The proceeds payable by this policy are:

* Upon the death of the insured, the death benefit, plus any benefits provided by rider, less any loan balance.
*    On the maturity date, the policy value less any loan balance
*    On surrender of the policy prior to the maturity date, the surrender value.

                              4.   DEATH BENEFIT

While this policy is in force, the death benefit is the greater of the following amounts:
1.   the minimum death benefit; or
2. the policy value on the date of death multiplied by the factor for the insured's age shown in the table below.

The minimum death benefit is shown under Policy Data. Payment of additional premiums may require an increase in this minimum in order to continue your policy as a contract of life insurance for tax purposes.

INCREASES OR DECREASES IN MINIMUM DEATH BENEFIT - Once each policy year, beginning with the second policy year, you may request an increase or decrease in the minimum death benefit subject to the following conditions:

1. Decreases - you may not request a decrease in the minimum death benefit that would cause your policy to fail to qualify as a contract of life insurance for federal tax purposes.
2. Increases - you may request an increase in the minimum death benefit only at the time of an additional premium payment, and such increase will be subject to the requirements of the Additional Premiums Provision.

Whenever the minimum death benefit changes, we will send you a new Policy Data page.

Table of Death Benefit Factors

Attained                              Attained             Attained
     Age      Factor         Age  Factor    Age  Factor
    0-40       2.50           60   1.30      80   1.05
      41       2.43           61   1.28      81   1.05
      42       2.36           62   1.26      82   1.05
      43       2.29           63   1.24      83   1.05
      44       2.22           64   1.22      84   1.05
      45       2.15           65   1.20      85   1.05
      46       2.09           66   1.19      86   1.05
      47       2.03           67   1.18      87   1.05
      48       1.97           68   1.17      88   1.05
      49       1.91           69   1.16      89   1.05
      50       1.85           70   1.15      90   1.05
      51       1.78           71   1.13      91   1.04
      52       1.71           72   1.11      92   1.03
      53       1.64           73   1.09      93   1.02
      54       1.57           74   1.07      94   1.01
      55       1.50           75   1.05      95   1.00
      56       1.46           76   1.05
      57       1.42           77   1.05
      58       1.38           78   1.05
      59       1.34           79   1.05

                            5.  PREMIUM PROVISIONS

NET PREMIUM DEFINED - A net premium is the premium paid less any deduction for sales expenses and premium taxes shown in the Policy Data.

ALLOCATION OF PREMIUMS - You may choose any whole percentage for each investment division from 0% to 100%. You may allocate premiums to no more than four investment divisions.

INITIAL PREMIUM - Between the date the initial premium was received and the policy date, we will credit interest on the initial premium as if it had been invested in the Money Market Investment Division.

On the policy date the initial net premium, plus any accrued interest, will be allocated to the Money Market Investment Division.

At the end of the Free Look period the policy value will be allocated among the investment divisions according to the premium allocation percentages you specified in your application.

ADDITIONAL PREMIUMS - You may make additional premium payments provided:
1. they do not exceed the maximum number of premium payments per policy year shown under Policy Data. The initial premium counts toward this maximum; grace period premiums do not; and
2.   they equal or exceed the minimum amount shown under Policy Data; and
3. they do not exceed the limit established by law to qualify your policy as a contract of life insurance for federal tax purposes.

At your request, or to keep your premiums from exceeding the maximum limit established by law, we will allow you to increase the minimum death benefit, provided:
1. the increased amount plus any other existing insurance does not, in our opinion, exceed an appropriate maximum amount on the insured's life; and
2. satisfactory evidence of insurability for the insured's risk class is furnished to us; and
3.   the request is accompanied by a minimum additional premium.

We will notify you as to the acceptable amount of any increase in death benefit and refund any excess premium. The accepted premium must equal or exceed a minimum additional premium. Between the date we receive an additional premium and the date we notify you of our decision to accept or reject all or a portion of the premium, we will credit interest on the additional premium as if it had been invested in the Money Market Investment Division.

On the acceptance date, the additional net premium accepted, plus any accrued interest, will be allocated to the investment divisions in the proportions that the value of each investment division bears to the variable account value, unless otherwise specified.

MINIMUM PAYMENTS TO AVOID POLICY TERMINATION - You may make subsequent payments to maintain the policy in force to avoid policy termination, as described in the Grace Period Provision. Such payments may not exceed the limit established by law to qualify your policy as a contract of life insurance for federal tax purposes.

HOW LONG THE POLICY VALUE WILL CONTINUE YOUR INSURANCE -
If subsequent premium payments are not made, coverage under this policy will continue until the earliest of the following:
1.   the date you surrender the policy;
2.   the date of death of the insured;
3. the date any policy loan balance exceeds the policy value, less surrender charges, as described in the Grace Period Provision;
4. the date the policy value, less surrender charges, is insufficient to cover the annual deduction, as described in the Grace Period Provision; or
5.   the maturity date.

Payment of the amount required, as described in the Grace Period Provision, will keep the policy in force with respect to items 3. and 4. above.

                             6. GENERAL PROVISIONS

THE CONTRACT - This policy, including the application, is the entire contract between you and us. Any change must be made in writing by one of our officers. All statements in the application are representations and not warranties. No statement shall be used to void this policy or to defend against a claim unless contained in the application.

PAYMENT OF BENEFITS - All benefits are payable at our Home Office. We may require you to submit this policy before we approve changes or pay benefits.

ERRORS IN AGE AND SEX - If the Insured's age or sex is misstated, the benefits under this policy will be those the premium paid would have purchased at the correct age and sex.

SUICIDE EXCLUSION - If the Insured dies by suicide, while sane or insane, within two years from the policy date, our liability will be limited to the total premiums paid less any loan balance. If the insured dies by suicide, while sane or insane, within two years from the effective date of any increase in insurance that requires evidence of good health, the proceeds under this policy shall be reduced by the excess, if any, of the net amount at risk (Death Benefit less Policy Value) on the date of death over the corresponding amount in effect just prior to the date of increase, and increased by the total annual cost of insurance charges deducted for this excess.

INCONTESTABILITY - This policy will be incontestable after it has been in force during the lifetime of the Insured for two years from the Policy Date.

A new two year contestability period shall apply to each increase in insurance amount that requires evidence of good health beginning on the effective date of each increase, and will apply only to statements made in the application for the increase.

If this policy is reinstated, a new two year contestability period (apart from any remaining contestability period) shall apply from the date of the application for reinstatement and will apply only to statements made in the

TERMINATION - This policy will terminate on the earliest of the following:
1.   the date you surrender the policy; or
2.   the end of the grace period; or
3.   the date of death of the insured; or
4.   the maturity date.

GRACE PERIOD - If
1.   policy loan balance exceeds the policy value less surrender charges; or
2.   the surrender value is insufficient to cover the annual deduction; then a grace period of 61 days from the mailing date of a warning statement will be allowed for sufficient payment to keep the policy in force.

The payment required will not exceed the amount by which the policy loan balance exceeds the policy value less surrender charges, plus any accrued and unpaid annual deductions as of the date of notice. The payment will be sufficient to keep the policy in force until the next policy anniversary date irrespective of investment performance.

If such payment is not made by the end of the grace period, the policy will terminate without value.

If the insured dies during the grace period, any loan balance or overdue annual deduction will be deducted from the death benefit to determine the proceeds payable.

REINSTATEMENT - If the grace period has ended, you may reinstate your policy if you:
1. submit a written request at any time within 3 years after the end of the grace period and prior to the maturity date;
2.   provide evidence of insurability satisfactory to us;
3. pay sufficient premium to cover all previous annual deductions that were due and unpaid; and
4. pay or reinstate any loan balance against the policy which existed at the end of the grace period.

ANNUAL REPORT -
At least once a year we will send you a report which shows the following information:
1.   the current policy value;
2.   any payments since the last report;
3.   all charges since the last report;

4.   any loan balance on this policy;
5.   the current surrender value;
6.   and the current death benefit.

STATE LAWS - This policy is governed by the law of the state in which it is delivered. The values and benefits of this policy are at least equal to those required by such state.

                           7.  OWNER AND BENEFICIARY

OWNER - The original owner of this policy is as stated in the application. Unless you provide otherwise, you may receive all benefits and exercise all rights granted by this policy during the Insured's lifetime. If there is more than one owner at a given time, all must exercise the rights of ownership by joint action.

BENEFICIARY - The original beneficiary of this policy is as stated in the application. If no beneficiary is living at the death of the Insured, the proceeds will be paid to you, if you are living, or to your estate.

CHANGE IN POLICY OWNER AND BENEFICIARY - Unless you provide otherwise in writing to us, you may change the owner or beneficiary during the lifetime of the insured. Changes must be made by written request filed with us. The change will take effect on the date the request was signed, but it will not apply to payments made by us before we accept the request in writing.

ASSIGNMENT - You may assign this policy. However, no assignment will bind us until it is filed in writing at our Home Office. When it is filed, your rights and the rights of any beneficiary will be subject to it. We will not be responsible for the validity of any assignment.

8.   PAYMENT OF PROCEEDS

PAYMENT - Any amount payable at the death of the Insured will be paid in one sum, unless you provide otherwise. All or part of this sum may be applied under any Payment Option, subject to the following conditions:

1. No option may be selected unless the proceeds are payable to a natural person in that person's own right.
2.   Payments may not be less than $25.00 each or less than $120.00 in a year.
3. If you have not elected an option when a beneficary becomes entitled to proceeds, the beneficary may elect the option.
4.   The election must be filed with us in writing.
5. We may require exchange of this policy for a contract covering the election.

CLAIMS OF CREDITORS - So far as permitted by law, the proceeds will not be subject to any claims of the beneficary's creditors.

PAYMENT OPTIONS -

Option 1 - Fixed Amount - Payment of a fixed amount, but not less than 7% of the proceeds each year, until the proceeds are fully paid.

Option 2 - Fixed Period - Payment for a fixed period, not exceeding 30 years.

Option 3 - Life Income - Payment for a fixed period and life thereafter. No payment will become due after death, except payment for any remaining fixed period.

Option 4 - Proceeds Left at Interest - Payment of interest on proceeds left with us for any period agreed upon. The interest may be paid at selected intervals or allowed to accumulate.

Other payment options - The proceeds may be paid in any other manner to which we agree in writing.

More favorable payment options - When proceeds become payable, we may be offering payment contracts with higher guaranteed minimum payments. If so, these more favorable contracts will be available subject to any conditions in effect at that time.

INTEREST RATE - The Interest rate on funds held under all options will be at least 2 1/2% compounded annually.

WITHDRAWAL AND CHANGES - Except as to Option 3, if the payee selected the option, this payee with our consent may modify the terms of the option or select another option at any time.

DEATH OF PAYEE - If the payee dies, the value of any remaining guaranteed payments will be paid to the payee's estate, unless otherwise provided in the election of the option. The value will be based on the guaranteed interest rate.

GUARANTEED MINIMUM MONTHLY PAYMENT
FOR EACH $1,000 PROCEEflS APPLIED UNDER OPTION 2

Yrs Payment  Yrs Payment   Yrs Payment   Yrs Payment   Yrs Payment   Yrs Payment

1   84.28     6  14.93      11  8.64       16  6.30       21  5.08      26  4.34
2   42.66     7  12.95      12  8.02       17  6.00       22  4.90      27  4.22
3   28.79     8  11.47      13  7.49       18  5.73       23  4.74      28  4.12
4   21.86     9  10.32      14  7.03       19  5.49       24  4.60      29  4.02
5   17.70    10   9.39      15  6.64       20  5.27       25  4.46      30  3.93

To obtain the minimum payments for other intervals, multiply the monthly payment by 11.865 for annual, by 5.969 for semi-annual or by 2.994 for quarterly payments.

                    GUARANTEED MINIMUM MONTHLY LIFE INCOME
                FOR EACH $1,000 PROCEEDS APPLIED UNDER OPTION 3

 Age Age Age
 of      Guaranteed Period of Guaranteed Period. of Guaranteed Period
 Payee Payee
                   10    15    20         Payee      10    15     20         Payee        10    15    20
Male Female       Yrs    Yrs   Yrs     Male Female  Yrs    Yrs    Yrs      Male Female   Yrs    Yrs   Yrs
 7 &   12 &                             33   38    $3.34  $3.32  $3.29      60   65     $5.48  $5.12  $4.70
under under      $2.64  $2.64  $2.63    34   39     3.39   3.36   3.33      61   66      5.61   5.21   4.75
 8  13            2.66   2.65   2.65    35   40     3.43   3.41   3.37      62   67      5.74   5.30   4.80
 9  14            2.67   2.67   2.66    36   41     3.48   3.45   3.41      63   68      5.87   5.39   4.85
10  15            2.69   2.68   2.68    37   42     3.53   3.50   3.45      64   69      6.01   5.48   4.90
11  16            2.71   2.70   2.70    38   43     3.59   3.55   3.50      65   70      6.16   5.56   4.94
12  17            2.73   2.72   2.71    39   44     3.64   3.60   3.54      66   71      6.30   5.65   4.98
13  18            2.74   2.74   2.73    40   45     3.70   3.65   3.59      67   72      6.45   5.73   5.02
14  19            2.76   2.76   2.75    41   46     3.76   3.71   3.64      68   73      6.60   5.82   5.05
15  20            2.78   2.78   2.77    42   47     3.82   3.77   3.69      69   74      6.76   5.90   5.09
16  21            2.83   2.80   2.79    43   48     3.88   3.82   3.74      70   75      6.91   5.97   5.12
17  22            2.81   2.82   2.81    44   49     3.95   3.88   3.79      71   76      7.07   6.05   5.14
18  23            2.85   2.84   2.84    45   50     4.02   3.95   3.84      72   77      7.23   6.12   5.17
19  24            2.88   2.87   2.86    46   51     4.09   4.01   3.90      73   78      7.38   6.18   5.19
20  25            2.90   2.89   2.88    47   52     4.17   4.08   3.95      74   79      7.54   6.24   5.20
21  26            2.93   2.92   2.91    48   53     4.25   4.15   4.01      75   80      7.69   6.30   5.22
22  27            2.95   2.95   2.93    49   54     4.33   4.22   4.07      76   81      7.84   6.35   5.33
23  28            2.98   2.97   2.96    50   55     4.42   4.29   4.12      77   82      7.98   6.39   5.24
24  29            3.01   3.00   2.99    51   56     4.50   4.37   4.18      78   83      8.13   6.43   5.25
25  30            3.04   3.03   3.02    52   57     4.60   4.44   4.24      79   84      8.26   6.47   5.26
26  31            3.08   3.07   3.05    53   58     4.69   4.52   4.30      80   85      8.39   6.50   5.26
27  32            3.11   3.10   3.08    54   59     4.79   4.60   4.36      81 and       8.51   6.53   5.27
28  33            3.14   3.13   3.11    55   60     4.90   4.69   4.41      82 over      8.63   6.55   5.27
29  34            3.18   3.17   3.15    56   61     5.01   4.77   4.47      83           8.73   6.57   5.27
30  35            3.22   3.20   3.18    57   62     5.12   4.86   4.53      84           8.83   6.59   5.27
31  36            3.26   3.24   3.22    58   63     5.23   4.94   4.59      85 and over  8.92   6.60   5.27
32  37            3.30   3.28   3.25    59   64     5.35   5.03   4.64

                               9.  POLICY LOANS

HOW LOANS MAY BE MADE - After the waiting period shown under Policy Data, you may obtain a loan from us whenever this policy has a loan value. The loan value of this policy is the only security required for the loan. Nothing else is needed. Just send us a written request.

A loan must be for at least $200. You may request up to 4 loans per policy year without a charge. If more than 4 loans are requested, there will be a $25 transaction charge for each additional loan.

The amount of your loan and any loan interest will be transferred from the investment divisions to our general account.

We will credit interest on the loaned amount at an annual rate of 4%. We may also credit additional interest on any loaned amounts that do not exceed the policy value less the total premiums paid, excluding grace period premiums. The additional rate we are currently paying is shown in the Policy Data. We will send you a new Policy Data page whenever this additional rate changes.

AMOUNT OF LOAN AVAILABLE - You may borrow up to 90% of the policy value less surrender charges. Limit on Policy Loans - This policy will terminate without value, as described in the Grace Period Provision, if the total loan balance is greater than the policy value less surrender charges.

INTEREST RATE FOR A POLICY LOAN - The loan interest rate will be 6% per year. We calculate the policy value as of the date of the loan. Interest to pay for the loan until the next policy anniversary will be included in determining the maximum loan value.

Interest is charged daily, and payable at the end of the policy year. If interest is not paid when it is due, it will be added to your loan balance and charged interest at the rates described above.

REPAYMENT - All or part of a loan may be repaid at any time while the insured is alive and this policy is in force. Repayments must be in amounts of at least $200 or the outstanding loan balance if less.

                           10.  SURRENDER OF POLICY

You may surrender this policy for its surrender value at any time. Upon surrender this policy will terminate.

SURRENDER VALUE - The surrender value of this policy is:
1.   the policy value at the time of surrender;
2.   less any loan balance on this policy;
3.   less any applicable surrender charges as shown under Policy Data.

                              11.  POLICY VALUES

THE POLICY VALUE - On a given date, the policy value is equal to the variable account value, plus any loan balance. The variable account value is the sum of the values of the investment divisions under this policy. Those available as of the policy date are shown under Policy Data. On the policy date, the value of the investment divisions is equal to the initial net premium plus any accrued interest from date of receipt of the initial premium to the policy date.

On any subsequent date, the value of each investment division will be calculated as:

  a + b + c + d - e - f - g

where:
a. is the value of the investment division on the preceding valuation date, multiplied by the appropriate Net Investment Factor for the current valuation period;
b. is the amount of any net premium payments allocated to the investment division during the current valuation period;
c. is the amount of any transfers from other investment divisions to the investment division during the current valuation period;
d. is the loan repayments allocated to the investment division during the current valuation period;
e. is the amount of any transfers to other investment divisions from the investment division during the current valuation period;
f. is the portion of any annual deduction during the current valuation period allocated to the investment division; and
g. is loans or loan interest transferred from the investment division during the current valuation period.

ANNUAL DEDUCTION - A deduction will be made on each of the first ten policy anniversary dates equal to the percentages of initial premium shown under Policy Data for:
a.   Sales Expenses;
b.   Underwriting and Issue Expenses; and
c.   State and Local premium taxes that we incur.

In addition a deduction will be made on each policy anniversary date for:
a.   the cost of insurance for the preceding policy year as described below.
b. policy administration for the preceding policy year not to exceed the amount shown under Policy Data.

COST OF INSURANCE CALCULATION - The cost of insurance for a policy year is calculated as:

               a x (b - c)

where:
a.   is the cost of insurance rate described below;
b.   is the death benefit at the end of the policy year; and
c.   is the policy value at the end of the policy year.

COST OF INSURANCE RATE - The cost of insurance rate is the rate applied to the insurance under this policy to determine the annual deduction. It is based on the attained age, sex, and risk class of the insured. "Attained Age" means age at the beginning of the policy year. The rates will not exceed the Maximum Cost of Insurance Rates shown in this policy, which are the 1980 Commissioners Standard Ordinary Mortality Table, or a multiple thereof for substandard classes, age nearest birthday.

Our current scale of annual cost of insurance rates is subject to change based on our expectations as to future experience. Any change will be on a uniform basis for all policies issued to insureds of the same age, sex, policy duration, and risk class. No change will occur as a result of change in the health, occupation, or avocations of the insured.

BASIS USED FOR POLICY VALUES - The methods and factors used to calculate your policy values and reserves are based on certain mortality tables and interest rates required by state law. We use the 1980 Commissioners Standard Ordinary Mortality Table for age nearest birthday. All values are equal to or greater than those required by law. Where required, we have filed a statement with the insurance officials of the state where this policy was delivered. The statement outlines the methods used to determine the policy values.

                           12. INVESTMENT DIVISIONS

THE INVESTMENT DIVISIONS - Each of the investment divisions is part of a variable account of ours. Those available as of the policy date are named under Policy Data. We have allocated a part of our assets for this and certain other policies to the investment divisions. Such assets remain our property. They cannot be charged, however, with liabilities from any other business in which we may take part.

ALLOCATIONS TO, AND INVESTMENTS OF THE INVESTMENT DIVISIONS - Premiums (excluding grace period premiums) and transfers will be allocated as you specify. All other additions to or deductions from the investment divisions will be allocated in the proportion that the value of each investment bears to the account value. Each investment division will buy or liquidate shares or units of the investment shown for that investment division under Policy Data or as later added or changed.

DETERMINING INVESTMENT RESULTS - The policy value will change due to the investment results of the investment divisions. We use an index to measure these changes in investment results. The index is called a unit value. Each investment division has its own unit value.

For each investment division the unit value was initially set at $1.00. Thereafter, the unit value for a given valuation period is equal to the unit value for the prior valuation period multiplied by the net investment factor for the given valuation period.

At the end of any valuation period the value of an investment division is equal to the number of units multiplied by the unit value.

NET INVESTMENT FACTOR/HOW IT IS DETERMINED - The net investment factor is an index applied to measure the investment performance of an investment division from one valuation period to the next. The net investment factor may be greater or less than one; therefore, the value of a unit may increase or decrease.

The net investment factor of an investment division for any valuation period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

1.   is the result of:

     a. the net asset value per share or value per unit of the investment held in the investment division determined at the end of the current valuation period; plus
     b. the per share amount of any dividend or capital gain distributions made by the investment held in the investment division, if the ex-dividend date occurs during the current valuation period; plus or minus
     c. a charge or credit for any taxes reserved for the current valuation period which we determine to have resulted from the investment operations of the investment division;

2.   is the result of:

     a. the net asset value per share or value per unit of the investment held in the investment division, determined at the end of the last prior valuation period; plus or minus

     b. the charge or credit for any taxes reserved for the last prior valuation period; and

3.   is a deduction for certain mortality and expense risks that we assume.

MORTALITY AND EXPENSE RISK CHARGE DEDUCTION - This is a deduction from each of the investment divisions, computed on a daily basis starting on the policy date, which compensates us for the mortality and expense risks assumed by us under this policy.

The daily deduction rate is shown under Policy Data.

CHANGES IN THE INVESTMENT DIVISIONS - This would happen if laws or regulations changed, we added investment divisions, the investment portfolio became unavailable or, in our judgement, the investment was no longer suitable for the investment divisions. If any of these situations occurred, we would have the right to add or substitute investments other than those shown under Policy Data. We would first seek approval of the Securities and Exchange Commission and, where required, the insurance regulator of the state where this policy is delivered.

OTHER CHANGES - To the extent permitted by applicable laws and regulations (including any order of the SEC), we may make changes as follows:

1. The variable account may be operated as a management company under the Investment Company Act of 1940, or in any other form permitted by law, if we deem it to be in the best interest of the policy owners.
2. The variable account may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required.
3. The variable account may be combined with other separate investment accounts.
4. The provisions of this and other policies may be modified to comply with any other applicable federal or state laws; or to take advantage of any benefits allowed by changes in applicable laws.

In the event of such changes, we may make appropriate endorsement on this and other policies having an interest in the variable account and take other actions as may be necessary to effect such a change.

TRANSFERS MADE AMONG YOUR INVESTMENT DIVISIONS - By written request or other requests acceptable to us, you may transfer all or part of the value of an investment division to one or more of the other investment divisions. The amount transferred, however, must be at least: 1)$1,000; or 2)the total value in the investment division, if less. Only twelve such transfers may be made in a policy year. You may have value in no more than four investment divisions at any time. We may further suspend or modify this transfer privilege at any time with the necessary approval of the Security and Exchange Commission.

                     13.  DELAY OR SUSPENSION OF PAYMENTS

We will normally pay the surrender value or the proceeds of any loan within 7 days after we receive your written request in our home office. We have the right, however, to suspend or delay the date of any payment for any period:

1.   When the New York Stock Exchange is closed;

2.   When trading on the New York Stock Exchange is restricted;

3.   When an emergency exists, and as a result:
     a. disposal of securities held in the investment divisions is not reasonably practicable; or
     b. it is not reasonably practicable to fairly determine the value of the investment divisions; or

4. During any other period when the Securities and Exchange Commission, by order, so permits for the protection of security holders.

Rules and regulations of the Securities and Exchange Commission will govern as to whether the conditions set forth in the above items 2 and 3 exist.

                            14. EXCHANGE OF POLICY

Once during the first two policy years, you have the right to exchange this policy for a life policy that provides for benefits that do not vary with the investment return of the investment divisions. We will not require evidence of insurability. We will require that:
1.   is policy is in force;
2.   your request is in writing;
3.   you repay any existing loan balance.

The new policy will have the same initial minimum death benefit, policy date and issue age as this policy. The premium for the new policy will be based on our rates in effect on its policy date for the same class of risk as under this policy.

Upon request, we will tell you the following: the premium for the new policy and any extra sum required or allowance to be made for a premium or cash value adjustment that takes appropriate account of the premium and values under both this policy and the new policy. If required, a detailed statement of the method of computing such an adjustment has been filed with the insurance regulator of the state where this policy is delivered.

                             UNITED INVESTORS LIFE
                            2001 Third Avenue South
                   P.O. Box 156, Birmingham, AL 35201-0156 .
                                 205-325-4300






                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
    Premium payments are flexible, subject to the limits described herein.
     Death benefit payable at insured's death prior to the maturity date.
         Policy value less indebtedness payable on the maturity date.
          This policy is nonparticipating. Dividends are not payable.